

Filed Pursuant to Rule 433
Registration Statement No. 333-197364

Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside Principal at Risk Securities Linked to a Basket of Six Exchange-Traded Funds due December 3, 2020

Term Sheet to Pricing Supplement dated May 5, 2016

Summary of Terms

Issuer	The Toronto-Dominion Bank ("TD")
Term	Approximately 4.5 years
Basket	An unequally-weighted basket (the "Basket") of six exchange-traded funds (the "Basket Components") described to the right.
Pricing Summary Date	May 31, 2016*
Issue Date	June 3, 2016*
Principal Amount	$1,000 per Security
Issue Price	$1,000 except that certain investors that purchase for certain fee based advisory accounts may purchase for not less than $965.00
Payment at Maturity	See "How the Payment at Maturity is calculated" on page 3
Maturity Date	December 3, 2020*
Initial Component Price	The closing price of a Basket Component on the Pricing Date
Final Component Price	The closing price of a Basket Component on the Valuation Date (see also the accompanying preliminary pricing supplement)
Basket Component Return	With respect to each Basket Component, (Final Component Price – Initial Component Price) / Initial Component Price, expressed as a percentage
Initial Level	The Initial Level will be set to 100 on the Pricing Date
Final Level	100 × [1 + (the sum of the products of the Basket Component Return for each Basket Component multiplied by its Component Weight)]
Percentage Change	(Final Level – Initial Level) / Initial Level, expressed as a percentage
Maximum Redemption Amount	[145% to 150%] of the Principal Amount of the Securities ($1,450 to $1,500 per $1,000 Principal Amount of the Securities), to be determined on the pricing date
Buffer Level	85% of the Initial Level
Buffer Percentage	15%
Leverage Factor	150%
Valuation Date	November 25, 2020*
Calculation Agent	TD
Minimum Investment	$1,000 and minimum denominations of $1,000 in excess thereof
Agents	TD Securities (USA) LLC and Wells Fargo Securities, LLC
Underwriting Discount and Commission	Up to 3.50% to Agents, of which dealers, including Wells Fargo Advisors, LLC ("WFA"), may receive a selling concession of up to 1.50% and WFA will receive a distribution expense fee of 0.075%
CUSIP / ISIN	89114QVJ4 / US89114QVJ48

*To the extent that the issuer makes any change to the expected Pricing Date or expected Issue Date, the Valuation Date and Maturity Date may also be changed in the issuer's discretion to ensure that the term of the Securities remains the same.

Investment Description

- Linked to a Basket of Six Exchange-Traded Funds due December 3, 2020
  - The Basket will consist of six exchange-traded funds (each, a "Basket Component"): the SPDR® S&P 500® ETF Trust (the "SPY") (50%), the iShares® Russell 2000 ETF (the "IWM") (15%), the iShares® MSCI EAFE ETF (the "EFA") (15%), the iShares® MSCI Emerging Markets ETF (the "EEM") (10%), the PowerShares DB Commodity Index Tracking Fund (the "DBC") (5%) and the Vanguard® REIT ETF (the "VNQ") (5%).
- Unlike ordinary debt securities, the Securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the Securities provide for a Payment at Maturity that may be greater than, equal to or less than the Principal Amount of the Securities, depending on the performance of the Basket from the Initial Level to the Final Level.

  The Payment at Maturity will reflect the following terms:

  o **If the level of the Basket increases:**

  You will receive the Principal Amount plus 150% participation in the upside performance of the Basket, subject to the Maximum Redemption Amount of 145% to 150% (to be determined on the Pricing Date) of the Principal Amount of the Securities

  o **If the level of the Basket is flat or decreases but the decrease is not more than 15%:**

  You will be repaid the Principal Amount

  o **If the level of the Basket decreases by more than 15%:**

  You will receive less than the Principal Amount and will have 1-to-1 downside exposure to the decrease in the level of the Basket in excess of 15%
- Investors may lose up to 85% of the Principal Amount
- Any payments on the Securities are subject to TD's credit risk
- You will have no right to the Basket Component or any securities tracked by the Basket Components
- No periodic interest payments or dividends
- No exchange listing; designed to be held to maturity

Our estimated value of the Securities on the Pricing Date, based on our internal pricing models, is expected to be between $936.00 and $960.00 per Security. The estimated value is expected to be less than the public offering price of the Securities. See "Additional Information Regarding Our Estimated Value of the Securities" beginning on page P-45 of the accompanying preliminary pricing supplement.

The Securities have complex features and investing in the Securities involves a number of risks. See "Additional Risk Factors" on page P-7 of the accompanying preliminary pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-4 of the product prospectus supplement MLN-ES-ETF-1 dated August 31, 2015 (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated July 28, 2014 (the "prospectus").

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying pricing supplement, product prospectus supplement and prospectus before making a decision to invest in the Securities.

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

As used in this introductory term sheet, "we," "us," or "our" refers to The Toronto-Dominion Bank.

THE SECURITIES ARE NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY OF CANADA OR THE UNITED STATES.

TD SECURITIES (USA) LLC WELLS FARGO SECURITIES, LLC

Hypothetical Payout Profile

The profile to the right is based on a hypothetical Maximum Redemption Amount of 147.50% or $1,475.00 per $1,000 Principal Amount (the midpoint of the specified range for the Maximum Redemption Amount), the Leverage Factor of 150% and a Buffer Level equal to 85% of the Initial Level.

This graph has been prepared for illustrative purposes only. Your actual return will depend on the actual Percentage Change, the actual Maximum Redemption Amount, and whether you hold your Securities to maturity.

*The graph to the right represents a hypothetical payout profile for the Securities. The 45 degree dotted line represents the hypothetical percentage change of the Basket and the solid line represents the hypothetical return on the Securities for a given percentage change in the Basket.



Hypothetical returns

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Payment at Maturity ($)	Hypothetical Return on Securities[1] (%)
200.00	100.00%	$1,475.00	47.50%
175.00	75.00%	$1,475.00	47.50%
150.00	50.00%	$1,475.00	47.50%
140.00	40.00%	$1,475.00	47.50%
131.67	31.67%	$1,475.00	47.50%
130.00	30.00%	$1,450.00	45.00%
120.00	20.00%	$1,300.00	30.00%
110.00	10.00%	$1,150.00	15.00%
105.00	5.00%	$1,075.00	7.50%
102.50	2.50%	$1,037.50	3.75%
100.00[2]	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
85.00	-15.00%	$1,000.00	0.00%
80.00	-20.00%	$950.00	-5.00%
70.00	-30.00%	$850.00	-15.00%
60.00	-40.00%	$750.00	-25.00%
50.00	-50.00%	$650.00	-35.00%
25.00	-75.00%	$400.00	-60.00%
0.00	-100.00%	$150.00	-85.00%

[1] The "return" as used in this introductory term sheet is the number, expressed as a percentage, that results from comparing the difference between the Payment at Maturity per $1,000 Principal Amount and $1,000.
[2] The Initial Level will be set to 100 on the Pricing Date.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual Payment at Maturity will depend on the actual Final Level and Maximum Redemption Amount.

* These calculations are hypothetical and should not be taken as an indication of the future performance of the Basket Components or the Basket as measured from the actual Pricing Date. We cannot give you assurance that the performance of the Basket Components will result in a positive Percentage Change, or any positive return on your initial investment.

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES, LLC

How the Payment at Maturity is Calculated

The Payment at Maturity will be determined as follows:

- If the Percentage Change is **positive**, then the investor will receive an amount per Security equal to the lesser of:

    (i) Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and

    (ii) the Maximum Redemption Amount.

- If the Percentage Change is **less than or equal to 0% but greater than or equal to -15%**, then the investor will receive an amount per Security equal to the Principal Amount.

- If the Percentage Change is **less than -15%**, then the investor will receive less than the Principal Amount per Security, calculated using the following formula:

    Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

    If the Final Level is less than Buffer Level, the investor will receive less, and possibly 85% less, than the Principal Amount of the Securities at maturity.

Hypothetical Values of the Basket*



* While actual historical information on the Basket will not exist before the Pricing Date, the graph above sets forth the hypothetical daily performance of the Basket from January 2, 2008 through May 2, 2016. The graph is based upon actual daily historical closing prices of the Basket Components and a hypothetical Basket level of 100.00 as of January 2, 2008. The dotted line presents the Buffer Level of 85.00, which is equal to 85% of the Initial Level of 100, which will be set on the Pricing Date.

We obtained the information regarding the historical performance of the Basket Components used in calculating the graph above from Bloomberg Financial Markets.

We have not conducted any independent review or due diligence of publicly available information obtained from Bloomberg® Professional Service ("Bloomberg"). The hypothetical performance of the Basket should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Basket. Additionally, the hypothetical examples above reflect the performance of the hypothetical Basket, and do not reflect or incorporate any terms of the Security. We cannot give you assurance that the performance of the Basket will result in any positive return on your initial investment.

We have filed a registration statement (including a prospectus), a product prospectus supplement and a pricing supplement with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents that we have filed with the SEC for more complete information about us and this offering. You may get those documents for free by visiting EDGAR on the SEC website www.sec.gov. Alternatively, we, TD Securities (USA) LLC or Wells Fargo Securities will arrange to send you the prospectus if you request it by calling toll-free at 1-855-303-3234.

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES, LLC

Selected Risk Considerations

The risks set forth below are discussed in detail in the "Additional Risk Factors" section in the accompanying preliminary pricing supplement, the "Additional Risk Factors Specific to the Notes" section in the product prospectus supplement and the "Risk Factors" section in the prospectus. Please review those risk disclosures carefully.

- Principal at Risk. Investors in the Securities could lose a substantial portion of their Principal Amount if there is a decline in the level of the Basket by more than the Buffer Percentage. You will lose 1% of the Principal Amount of your Securities for each 1% that the Final Level is less than the Initial Level by more than the Buffer Percentage and you may lose up to 85% of your Principal Amount.
- The Securities Do Not Pay Interest and Your Return on the Securities May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity.
- Your Potential Return on the Securities Will Be Limited by the Maximum Redemption Amount and May Be Less Than the Return on a Direct Investment In the Basket Components.
- Changes in the Prices of the Basket Components May Offset Each Other.
- Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Securities.
- The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.
- There May Not Be an Active Trading Market for the Securities — Sales in the Secondary Market May Result in Significant Losses.
- If the Level of the Basket Changes, the Market Value of Your Securities May Not Change in the Same Manner.
- The Payment at Maturity Is Not Linked to the Prices of the Basket Components at Any Time Other than the Valuation Date.
- You Will Not Have Any Rights to the Basket Components or the Securities Held by the Basket Components.
- The Performance and Market Value of a Basket Component During Periods of Market Volatility May Not Correlate With the Performance of Its Applicable Underlying Index as Well as the Net Asset Value per Share of Such Basket Component.
- The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors.
- As of the Date of this Pricing Supplement, There is No History for the Closing Levels of the Basket.
- Hypothetical Past Basket Performance is No Guide to Future Performance.
- There Are Potential Conflicts of Interest Between You and the Calculation Agent.
- An Investment in the Securities Is Subject to Risks Associated with Non-U.S. Securities Markets.
- An Investment in the Securities Is Subject to Exchange Rate Risk.
- An Investment in the Securities Is Subject to Emerging Markets Risk.
- An Investment in the Securities Is Subject to Risks Associated with Small-Capitalization Stocks.
- An Investment in the Securities Is Subject to Risks Associated with Fluctuations in the Price of the Commodity Futures Contracts.
- Fewer Representative Commodities May Result in Greater Volatility, Which Could Adversely Affect the DBC.
- Futures Contracts Are Not Assets with Intrinsic Value.
- Trading on Commodity Exchanges outside the U.S. Is Not Subject to U.S. Regulation.
- "Backwardation" or "Contango" in the Market Prices of the Commodities Contracts Will Affect the Price of the DBC.
- The Valuation of the Futures Contracts May Not Be Consistent with Other Measures of Value for the Index Commodities.
- The Level of the DBC and the Value of the Securities May Be Affected by Currency Exchange Fluctuations.
- Changes in Exchange Methodology or Changes in Law or Regulations May Affect the Value of the Securities Prior to Maturity and the Amount You Receive at Maturity.
- Possible Regulatory Changes Could Adversely Affect the Return on and Value of Your Securities.
- Since the DBC Is Comprised of Futures Contracts, Its Performance May Differ from the Performance of the Spot Prices of the Index Commodities.
- An Investment in the Securities Will Be Subject to Risks Associated with the Real Estate Industry.
- Risks Associated with Real Estate Investment Trusts Will Affect the Value of the Securities.
- Changes That Affect the Underlying Indices Will Affect the Market Value of the Securities and the Amount You Will Receive at Maturity.
- Adjustments to the Basket Components Could Adversely Affect the Securities.
- We Have No Affiliation with the Index Sponsors or the Investment Advisors and Will Not Be Responsible for Any Actions Taken by the Index Sponsors or the Investment Advisors.
- We and Our Affiliates Do Not Have Any Affiliation with the Index Sponsors or the Investment Advisors and Are Not Responsible for Their Public Disclosure of Information.
- Each Basket Component and its Underlying Index Are Different and the Performance of a Basket Component May Not Correlate With That of Its Applicable Underlying Index.
- The Price of each Basket Component May Not Completely Track its Net Asset Value.
- The Estimated Value of Your Securities Is Expected to Be Lower Than the Public Offering Price of Your Securities.

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES, LLC

- The Estimated Value of Your Securities Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market.
- The Estimated Value of the Securities Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.
- The Estimated Value of Your Securities Is Not a Prediction of the Prices at Which You May Sell Your Securities in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Public Offering Price of Your Securities and May Be Lower Than the Estimated Value of Your Securities.
- The Temporary Price at Which We May Initially Buy the Securities in the Secondary Market May Not Be Indicative of Future Prices of Your Securities.
- The Valuation Date and Therefore the Maturity Date May be Postponed In the Case of a Market Disruption Event.
- The Antidilution Adjustments That the Calculation Agent Is Required to Make Do Not Cover Every Event That Could Affect the Basket Components.
- Significant Aspects of the Tax Treatment of the Securities Are Uncertain.